Exhibit 12

Wisconsin Public Service Corporation Ratio of Earnings to Fixed Charges

(Millions)	2001	2000	1999	1998	1997	2002 6 Months	2001 6 Months
EARNINGS
Earnings on common stock	$80.6	$70.4	$67.1	$54.1	$61.6	$34.9	$37.7
Federal and state income taxes	43.9	40.1	38.0	29.5	33.4	21.0	21.3

Net pretax income	124.5	110.5	105.1	83.6	95.0	55.9	59.0

Fixed charges	34.6	32.9	28.8	24.4	27.7	18.4	16.7

Total earnings as defined	$159.1	$143.4	$133.9	$108.0	$122.7	$74.3	$75.7

FIXED CHARGES
Interest on long-term debt, including related amortization	$24.1	$21.6	$21.9	$20.4	$22.5	$13.9	$10.9
Other interest	9.2	10.1	5.6	2.8	3.8	3.8	5.0
Interest factor applicable to rentals	1.3	1.2	1.3	1.2	1.4	0.7	0.8

Total fixed charges	$34.6	$32.9	$28.8	$24.4	$27.7	$18.4	$16.7

Ratio of earnings to fixed charges	4.60	4.36	4.65	4.43	4.43	4.04	4.53